FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 7, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CONVENING NOTICE

EXTRAORDINARY GENERAL MEETING

The Shareholders of BRF – Brasil Foods S.A. (“Company”) are hereby convened to meet in an Extraordinary General Meeting to be held on May 23, 2012 at 10:30 a.m. at the company’s registered offices at Rua Jorge Tzachel, 475 in the city of Itajaí, state of Santa Catarina to deliberate on the following day’s agenda:

1.           Pursuant to Article 256 of Law 6.404/76, to ratify the engagement of Deloitte Touche Tohmatsu Consultores Ltda. as a specialized company for the preparation of an appraisal report on Quickfood S.A., a publicly held corporation, constituted in accordance with the laws of the Republic of Argentina  with registered offices in the Province of Buenos Aires, enrolled in the Public Commercial Register under number 3.099, Book 96, Volume “A” of Publicly Held Companies;

2.           Pursuant to the provision in Paragraph 1 of Article 256, Law 6.404/76, to ratify the Company’s acquisition of shareholding control of Quickfood S.A., pursuant to the terms and conditions of the Asset Exchange Contract and Other Covenants signed on March 20, 2012, between, on the one hand, the Company, Sadia S.A. and Sadia Alimentos S.A.,and on the other, Marfrig Alimentos S.A.

Pursuant to Article 13 of the Bylaws, the shareholders intending to be represented by a proxy should present the respective power of attorney by May 16, 2012, date which precedes by at least 5 (five) business days the date of the holding of the Extraordinary General Meeting, to Rua Hungria, 1,400 – 5th floor, Jardim Europa, CEP 01455-000, São Paulo-SP, attention Investor Relations area.

On the date of the Extraordinary General Meeting  and as a condition for entry to the meeting, the shareholders, participants in the fungible custody of shares, shall present a statement issued by the institution, responsible for the custody, showing the respective shareholding participation.

The Company’s shareholders interested in viewing the information or clarifying doubts on the foregoing proposals should contact the Investor Relations area of the Company by calling +55 (11) 2322-5061/5050/5048/5049/5051/5052/5037 or via e-mail: acoes@brasilfoods.com. All documents pertaining to this Meeting are held at the disposal of the shareholders in the website: www.brasilfoods.com/ri, as well as the power of attorney system for permitting shareholder participation. Additionally, the Meeting shall be transmitted by video conference to the head offices in São Paulo, located at Rua Hungria, 1,400 – 5th floor, Jardim Europa, should  shareholders so prefer.

The Board of Directors’ proposal, the appraisal report and Attachment 19 of CVM Instruction 481/2009 are at the disposal of the shareholders in the Company website (www.perdigao.com.br/ri). A copy of these documents will also be available in the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and the São Paulo Stock Exchange (www.bovespa.com.br), as of this date.

São Paulo (SP), May 7, 2012.

Nildemar Secches

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 7, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director